UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 11-K

 (Mark One)

\X\  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

\ \  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-6682

__________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HASBRO, INC. RETIREMENT SAVINGS PLAN

__________________________

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

HASBRO, INC.

1027 Newport Avenue

Pawtucket, RI 02862-1059

REQUIRED INFORMATION

I.    FINANCIAL STATEMENTS

The following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

  Report of Independent Registered Public Accounting Firm

  Statements of Net Assets Available for Plan Benefits as of December 31, 2015 and 2014

  Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2015 and 2014

  Notes to Financial Statements

  Supplemental Schedule:

  Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

  Other schedules are omitted as the required information is not applicable.

II.    EXHIBITS

23    Consent of Independent Registered Public Accounting Firm

SIGNATURES

  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of Hasbro, Inc. to administer the Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                      Hasbro, Inc. Retirement Savings Plan

Date: June  28, 2016                                                                     /s/ Deborah Thomas

                                                                                      Deborah Thomas

                                                                                      Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Hasbro, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Hasbro, Inc. Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i - schedule of  assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP

Providence, Rhode Island

June 28, 2016

HASBRO, INC. RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2015 and 2014

	2015	2014
Assets
Cash and cash equivalents	$3,944,361	3,633,452
Investments, at fair value	467,711,869	479,919,937
Wrapper contracts, at fair value	6,824	20,018
Total investments and cash (Note 3)	471,663,054	483,573,407

Receivables:
Notes receivable from participants	5,303,772	6,663,480
Employer contributions	6,803,744	5,909,079
Due from brokers for securities sold	216,013	101,294
Total receivables	12,323,529	12,673,853
Total assets	483,986,583	496,247,260

Liabilities
Payables for securities purchased	92,821	175,592
Accrued expenses	98,272	63,432
Total liabilities	191,093	239,024

Net assets, reflecting investments at fair value	483,795,490	496,008,236
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	(266,648)	(985,139)
Net assets available for plan benefits	$483,528,842	495,023,097

See accompanying notes to financial statements.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2015 and 2014

	2015	2014
Changes in net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,056,870	28,761,132
Dividends and interest	5,915,676	6,467,764
Total investment income (Note 3)	7,972,546	35,228,896

Contributions:
Rollovers	1,713,737	1,178,131
Participant contributions	18,331,426	16,034,529
Employer matching and other contributions	18,932,991	16,349,747
Total contributions	38,978,154	33,562,407

Termination, withdrawal, and retirement payments directly to participants	(58,080,179)	(52,747,242)
Administrative expenses	(364,776)	(221,682)
Net (decrease) increase	(11,494,255)	15,822,379

Net assets available for plan benefits:
Beginning of year	495,023,097	479,200,717
End of year	$483,528,842	495,023,097

See accompanying notes to financial statements.

HASBRO, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(1) Description of Plan

The following brief description of the Hasbro, Inc. Retirement Savings Plan ("the Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a)     General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is available to substantially all domestic employees of Hasbro, Inc. and certain subsidiaries (collectively "the Company", "Plan Administrator" or "Plan Sponsor"). Participation in the Plan is voluntary and to be eligible, employees must have attained age 21 and be in a covered job classification.

Fidelity Management Trust Company (“the Trustee”) serves as Trustee of the Plan.

(b)     Contributions

Eligible employees may contribute up to 50% of their eligible pay, limited to an annual maximum of $18,000 in 2015 and  $17,500 in 2014. Contributions may be limited to less than the maximum percentage of eligible pay to enable the Company to meet IRS discrimination regulations. The Company makes a matching contribution, except for Milton Bradley union employees, of 200% of the first 2% of the participants' eligible pay that they contribute per pay period, plus a 50% match of the next 4% of participants' eligible pay that they contribute per pay period up to a maximum matching contribution of 6% of a participant's eligible pay per pay period. During 2015 and 2014 the Company's matching contribution for Milton Bradley union employees was 45%, up to a maximum of 6% of a participant's eligible pay per pay period. Due to the sale of the Company’s remaining manufacturing facilities in August 2015, the former Milton Bradley union employees are no longer employees of the Company.

The Company may also make a discretionary annual contribution, made after the close of each year, targeted at 3% of eligible pay for non-union employees.

All eligible employees who have reached age 50 by the end of the calendar year are permitted to make additional pre-tax deferrals over and above the otherwise applicable limits. These additional deferrals are called "catch-up contributions".  Catch-up contributions may be made up to an additional $6,000 for 2015 and $5,500 for 2014.

(c)     Vesting

All participants currently employed by the Company own, or are vested in, 100% of both employee contributions and the Company's matching contributions to the Plan. Participants become 100% vested in the Company's discretionary annual contribution after three years of vesting service. Participants earn one year of vesting service for each calendar year in which the participant has worked at least 1,000 hours.

(d)     Forfeitures

The unvested portion of a terminated participant's account is forfeited and used to reduce future employer contributions. Forfeitures were $118,767 and $148,023 in 2015 and 2014, respectively.

(e)     Payment of Benefits

Payments to participants will be paid upon retirement, disability, or termination of employment. The account balance will be paid to a beneficiary upon death of the participant. Participants in the Plan have the option of receiving their benefit payments either in a lump sum or in periodic installments. Participants, except for terminated participants, may also make in-service withdrawals from their Pre-Tax Savings Contribution Account in the event of a demonstrated severe financial hardship as defined by the IRS Safe Harbor rules. Participants who have reached age 59 ½ may make in-service withdrawals from their vested accounts in the Plan for any reason. Distributions made to individuals who have not attained the age of 59 ½ may be subject to a 10% early distribution penalty.

(f)      Notes Receivable from Participants

The maximum loan available to each participant is the lesser of (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months, or (2) 50% of the participant's vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear a fixed interest rate equal to the prime interest rate as published in the Wall Street Journal on the last day of the previous month. Repayment of the loan must be made over a period not to exceed five years, unless it is for the purchase of a primary residence, in which case the loan period cannot exceed ten years.

(2) Summary of Accounting Policies

(a)     Basis of Accounting

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. The accompanying financial statements are presented on the accrual basis of accounting. Benefits payable at year end are not accrued for as they are considered to be a component of the net assets available for plan benefits.

(b)     Investments

Investments are stated at fair value. See Note 8 for a discussion of the methods used to determine the fair value of investments held by the Plan.

In 2015 and 2014 certain investment options offered by the Plan were deemed to be fully benefit-responsive investment contracts. Under current accounting standards these investments are required to be reported at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, these investments are reflected in the Statements of Net Assets Available for Plan Benefits at their fair values, with corresponding adjustments to reflect these investments at their contract values.

In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement — Disclosure for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), which simplifies the presentation of the fair value hierarchy by removing the requirement to include those investments that are eligible to be measured at fair value using the net asset value per share practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, and for interim periods within those fiscal years. Early adoption is permitted. The Company does not believe that the change in disclosure requirement will have a material impact on the Plan’s financial statements.

In July 2015 the Financial Accounting Standards Board ("FASB") issued ASU 2015-12 Plan Accounting:

Defined Contribution Plans (Topic 962), which replaces the requirement to measure, present and disclose fully benefit-responsive investment contracts at fair value. Under the amendment, fully benefit-responsive investment contracts are measured, presented and disclosed at contract value. For public companies ASU 2015-12 is effective for fiscal years beginning after December 15, 2015. The Company is evaluating the requirements of ASU 2015-12 and its potential impact on the Plans’ financial statements. See Note 3 for further information on these investments.

Security transactions received prior to 4:00 pm Eastern time by the Trustee are recognized on that business day. Transactions received after 4:00 pm Eastern time are valued as of the next business day.

Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

Net appreciation in the fair value of investments includes both realized and unrealized gains and losses.

(c)     Notes Receivable from Participants

Notes receivable from participants are recorded at the outstanding principal balance plus accrued interest.

(d)     Contributions

Contributions from employees are recorded by the Plan when deducted from employees' wages. The Company's matching contributions are accrued at the time the employee's contributions are deducted. For the years ended December 31, 2015 and 2014, employer and employee contributions for the last pay period of the year were paid to the Plan prior to the Plan's year end. The Company’s annual contributions for 2015 and 2014 were paid to the Plan subsequent to the end of each Plan year and are recorded as employer contributions receivable on the Statements of Net Assets Available for Plan Benefits at year end.

(e)     Payments of Benefits

Benefits are recorded when paid.

(f)      Administrative Expenses

The Plan bears all costs and general expenses incurred with regard to investment consulting, audit, legal and communication fees, other professional fees, independent fund managers and the purchase and sale of investments. Other costs of administration are paid for by the Plan Administrator.

(3) Investment Information

Participants may elect to have their accounts invested in one or more of the investment funds offered by the Plan. At December 31, 2015, investment funds offered by the Plan included the following nationally traded mutual funds: the Cambiar Small-Cap Institutional Fund, the MFS Institutional International Equity Fund, the Dodge & Cox Stock Fund, and the JP Morgan US Large Cap Core Plus R5 Fund. Investment funds offered by the Plan at December 31, 2015 also included the following commingled funds: BlackRock MSCI ACWI ex-US IMI Index Fund, BlackRock Russell 2500 Index Fund, BlackRock Equity Index Fund, JPM SmartRetirement Income, JPM SmartRetirement 2015, JPM SmartRetirement 2020, JPM SmartRetirement 2025, JPM SmartRetirement 2030, JPM SmartRetirement 2035, JPM SmartRetirement 2040, JPM SmartRetirement 2045,  JPM SmartRetirement 2050 and Fidelity Growth Company Commingled Pool. The following changes were made to the investment funds during 2015: the Dreyfus Limited Term High Yield Fund was replaced with the Eaton Vance Collective Investment Trust High Yield Fund, the PIMCO Total Return Fund was replaced with the Loomis Core Plus Fixed Income Fund and the JPM SmartRetirement 2055 commingled fund was added. There were no other changes to the investment funds offered in 2015.

Participants can elect to invest up to 25% of their contributions in the Hasbro Stock Fund which is a unitized stock fund that invests in the stock of Hasbro, Inc. and other short term investments designed to allow participants to buy and sell without the usual trade settlement period for individual stock transactions. Ownership is measured in units of the fund instead of shares of common stock. Participants cannot elect to reallocate their investment funds if that would result in greater than 25% of their account invested in the Hasbro Stock Fund. The fair value of the cash and investments of the Hasbro Stock Fund was $17,287,544 as of December 31, 2015 and $13,876,894 as of December 31, 2014.

The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts ("synthetic GICs") as part of offering the JP Morgan Stable Asset Fund investment option to participants. Participant contributions to this fund are primarily used to purchase units of commingled funds, which are invested in a high-quality fixed income portfolio.

The JP Morgan Stable Asset Fund enters into wrapper contracts with insurance companies which provide a guarantee with respect to the availability of funds to make distributions from this investment option. These contracts are carried at contract value in the participants' accounts. The issuer of the wrapper contracts is contractually obligated to repay the principal, as well as a specified interest rate that is set on a quarterly basis. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

To the extent that the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value and, in the future, the crediting rate may be higher than the current market rates. The contracts cannot credit an interest rate that is less than zero percent.

The JP Morgan Stable Asset Fund and the wrapper contracts purchased by that fund are designed to pay all participants at contract value. However, certain events limit the ability of the Plan to transact at contract value. These events include but are not limited to premature termination of the contracts by the Plan or Plan termination. The Plan Sponsor has not expressed any intention to take either of these actions.

As of December 31, 2015 and 2014, the fair values of the wrapper contracts were $6,824 and $20,018, respectively. The remainder of the synthetic guaranteed investment contracts in the JP Morgan Stable Asset Fund as of December 31, 2015 and 2014 are summarized below:

	Major Credit	Investments at	Wrapper Contracts	Adjustments to
	Rating	Fair Value	at Fair Value	Contract Value
December 31, 2015
Transamerica Premier Life Insurance Company	AA-	$25,742,149	6,824	(135,520)
Voya Insurance and Annuity Co.	A	26,228,780	-	(131,128)
All Contracts		$51,970,929	6,824	(266,648)

December 31, 2014
Monumental Life Insurance Co.	AA-	$26,899,425	20,018	(498,979)
Voya Insurance and Annuity Co.	A-	27,303,758	-	(486,160)
All Contracts		$54,203,183	20,018	(985,139)

Participant accounts in the JP Morgan Stable Asset Fund are credited with interest at a fixed rate that is based on an agreed-

upon formula as defined in the contracts. The rate typically resets quarterly; however, the rate may reset more frequently under certain circumstances. The primary variables which could impact the future crediting rates include (1) the amount and timing of participant contributions, (2) transfers and withdrawals into/out of the contract, (3) the current yield of the assets underlying the contract, (4) the duration of the assets underlying the contract and (5) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

The average yields earned by the entire JP Morgan Stable Asset Fund for the years ended December 31, 2015 and 2014 were 1.99 % and 1.53%, respectively. The average yields earned by the JP Morgan Stable Asset Fund, adjusted to reflect the actual interest rate credited to participants in the fund, for the years ended December 31, 2015 and 2014 were 2.06 % and 2.10%, respectively.

In addition to the JP Morgan Stable Asset Fund described above, the following table represents the fair value of other investments which were 5% or more of the Plan's net assets as of December 31, 2015 and 2014:

	2015	2014
Fidelity Growth Company Pool Fund	$78,217,348	76,701,710
BTC Equity Index NL M Fund	53,709,479	55,897,803
BTC Russel 2500 NL M Fund	44,588,245	51,098,312
Dodge & Cox Stock Fund	35,477,085	42,053,007
MFS Institutional International Equity Fund	27,803,828	28,418,215
Loomis Core Plus Fixed Income Fund	24,475,918	-
PIMCO Total Return Fund	-	26,985,523

During 2015 and 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,056,870 and $28,761,132, respectively, as follows:

	2015	2014
Shares in registered investment companies	$(6,184,042)	9,894,169
Units of common collective trusts	4,746,515	18,484,553
Hasbro Stock Fund	3,494,397	382,410
	$2,056,870	28,761,132

(4) Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research Company, an affiliate of the Trustee, and, therefore, qualify as party-in-interest transactions. Additionally, the Plan holds investments in shares of Hasbro, Inc. common stock. The Plan had 243,022 and 240,337 shares of Hasbro, Inc. common stock valued at $16,369,962 and $13,216,132, respectively, as of December 31, 2015 and 2014. These transactions qualify as exempt party-in-interest transactions.

(5) Plan Termination

Upon termination of the Plan and trust, each Participant shall be entitled to receive the vested amount standing to the credit of their account as of the final valuation date. The Trustee shall make payments of such amounts as directed by the Plan Administrator.

Although the Company has not expressed any intent to do so, it reserves the right to terminate the Plan at any time subject to ERISA provisions.

(6) Risks and Uncertainties

The Plan provides for investments in various funds, which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic and political risks, regulatory changes, and foreign currency risk. In addition, participants may elect to invest up to 25% of their contributions in the Hasbro Stock Fund. The underlying performance of this fund is dependent upon the performance of the Company and the market's evaluation of such performance. The Plan's exposure to a concentration of credit risk is subject to the Plan's investment funds selected by participants. These risks and uncertainties could impact participants' account balances and the amounts reported in the financial statements.

(7) Federal Income Taxes

The Internal Revenue Service issued a determination letter on April 6, 2012, which expired on January 31, 2016, stating that the Plan and its underlying trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.  Therefore, no provision for income taxes is included in the Plan’s financial statements. In January 2016, the company filed an application with the Internal Revenue Service to renew the Plan’s favorable letter of determination.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(8) Fair Value Measurements

The Plan measures certain assets at fair value. The fair value hierarchy consists of three levels: Level 1 fair values are valuations based on quoted market prices in active markets for identical assets or liabilities that the entity has the ability to access; Level 2 fair values are those valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and Level 3 fair values are valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Plan had the following assets measured at fair value in its Statements of Net Assets Available for Plan Benefits:

	Fair Value Measurements Using:
		Quoted
		Prices in
		Active
		Markets	Significant
		for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2015
Cash and Cash Equivalents	$3,944,361	3,944,361	-	-
Hasbro, Inc. Common Stock	16,369,962	16,369,962	-	-
Mutual Funds	73,623,398	73,623,398	-	-
Commingled Funds	325,747,580	-	325,747,580	-
Synthetic GICS:
Commingled Funds	51,970,929	-	51,970,929	-
Wrapper Contracts	6,824	-	-	6,824
Total Synthetic GICS	51,977,753	-	51,970,929	6,824
Total Investments and Cash	$471,663,054	93,937,721	377,718,509	6,824

December 31, 2014
Cash and Cash Equivalents	$3,633,452	3,633,452	-	-
Hasbro, Inc. Common Stock	13,216,132	13,216,132	-	-
Mutual Funds	115,041,336	115,041,336	-	-
Commingled Funds	297,459,286	-	297,459,286	-
Synthetic GICS:
Commingled Funds	54,203,183	-	54,203,183	-
Wrapper Contracts	20,018	-	-	20,018
Total Synthetic GICS	54,223,201	-	54,203,183	20,018
Total Investments and Cash	$483,573,407	131,890,920	351,662,469	20,018

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Hasbro, Inc. Common Stock: Valued at the composite closing price reported on The Nasdaq Global Select Market.

Synthetic Guaranteed Investment Contracts: The synthetic GICs are comprised of wrapper contracts and underlying investments as detailed in the table above and described in Note 3. The fair value of the wrapper contracts represents the difference between the replacement cost and actual cost of the contracts and is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, an appropriate discount rate and the duration of the underlying portfolio securities. These inputs are considered unobservable inputs in that they reflect the Plan's own assumptions about the inputs that market participants would use in pricing the asset or liability. The Plan believes that this is the best information available for use in the fair value measurement. The underlying assets are valued as described above.  The fair value measurement of the wrapper contracts which use significant unobservable inputs for 2015 and 2014 were $6,824 and $20,018, respectively.

All investments valued using the NAV are redeemable on a daily basis and consist of mutual funds and comingled funds. Mutual Funds are valued at the NAV of shares held by the plan at year-end. Commingled Funds are valued using the NAV which is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

The following is a reconciliation of the beginning and ending balances of the fair value measurements of the wrapper contracts which use significant unobservable inputs (Level 3):

	2015	2014
Beginning Balance	$20,018	25,238
Unrealized losses	(13,194)	(5,220)
Ending Balance	$6,824	20,018

 (9) Reconciliation to Form 5500

The accompanying financial statements are presented on the accrual basis of accounting and include certain accrued administrative expenses and employer contributions receivable which are not accrued on the Form 5500.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 at December 31, 2015 and 2014.

	2015	2014
Per financial statements	$483,528,842	495,023,097
Employer contributions receivable	(6,803,744)	(5,909,079)
Accrued administrative expenses	75,093	57,119
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	266,648	985,139
Per Form 5500	$477,066,839	490,156,276

The following is a reconciliation of the changes in net assets available for plan benefits per the financial statements to the Form 5500 for the years ended December 31, 2015 and 2014.

	2015	2014
Per financial statements	$(11,494,255)	15,822,379
Prior year employer contributions receivable	5,909,079	5,692,331
Prior year accrued administrative expenses	(57,119)	(98,326)
Prior year adjustment from contract value to fair value for fully-benefit
responsive investment contracts	(985,139)	(1,205,770)
Current year employer contributions receivable	(6,803,744)	(5,909,079)
Current year accrued administrative expenses	75,093	57,119
Current year adjustment from contract value to fair value of fully-benefit
responsive investment contracts	266,648	985,139
Per Form 5500	$(13,089,437)	15,343,794

	HASBRO, INC. RETIREMENT SAVINGS PLAN
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	December 31, 2015

(a)	(b)	(c)	(e)
		Description of investment including
	Identity of issuer, borrower, lessor or	maturity date, rate of interest,	Current
	similar party	collateral, par or maturity value	Value

	Mutual Funds
	Dodge & Cox Stock Fund	217,958 shares in registered investment company	$35,477,085
	MFS Institutional International Equity Fund	1,352,326 shares in registered investment company	27,803,828
	JP Morgan US Large Cap Core Plus Fund	319,322 shares in registered investment company	8,589,774
	Cambiar Small-Cap Institutional Fund	104,827 shares in registered investment company	1,752,711

	Commingled Funds
*	Fidelity Growth Company Pool	6,025,990 units in common collective trust	78,217,348
	BTC Equity Index NL M	3,404,419 units in common collective trust	53,709,479
	BTC Russell 2500 NL M	3,059,627 units in common collective trust	44,588,245
	Loomis Core Plus Fixed Income	2,507,550 units in common collective trust	24,475,918
	JPM SmartRetirement 2025	871,542 units in common collective trust	20,995,454
	JPM SmartRetirement 2030	941,078 units in common collective trust	18,332,199
	JPM SmartRetirement 2035	748,271 units in common collective trust	17,906,123
	JPM SmartRetirement 2040	860,921 units in common collective trust	17,003,187
	JPM SmartRetirement 2020	711,750 units in common collective trust	13,587,302
	JPM SmartRetirement 2045	439,139 units in common collective trust	10,451,512
	JPM SmartRetirement 2050	322,203 units in common collective trust	7,236,671
	JPM SmartRetirement 2015	372,759 units in common collective trust	6,717,115
	Eaton Vance High Yield Bond Fund I	341,962 units in common collective trust	6,637,477
	JPM SmartRetirement Income	262,163 units in common collective trust	4,399,093
	BTC ACWI EX US NL R	114,312 units in common collective trust	1,425,123
	JPM SmartRetirement 2055	3,640 units in common collective trust	65,334

	Synthetic Guaranteed Investment Contracts (Collectively, JP Morgan Stable Asset Fund)
	Wrapper Contracts:
	Monumental Life Insurance Co. Wrapper
	Contract		6,824
	Commingled Funds:
	JPMCB Intermediate Bond Fund	3,405,697 units in common collective trust	51,970,929

	Common Stock
*	Hasbro Stock Fund	243,022 shares of Hasbro, Inc. common stock	16,369,962

	Cash and Cash Equivalents
*	Fidelity STIF	Cash equivalents	3,026,779
*	Hasbro Stock Fund	Cash	917,582

	Investments and Cash		$471,663,054

*	Loans to Participants	606 loans with interest rates from 3.25% to 8.25%
		and maturity dates from 2016 to 2024	$5,303,772

*Denotes party-in-interest.

A column for cost has been omitted as investments are participant directed.

See accompanying report of independent registered public accounting firm.